umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA


05008743

For the attention of Mr Paul M. Dudek

Brussels, May 20, 2005
LegalCorp 28/2005


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
209
SECTION

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the Quarterly Update of Umicore dated 18 May 2005.

Yours sincerely,

Umicore



J. Fierain
Manager Legal Corp. Dpt.



A. Palmers
Legal Counsel

Encl.



Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE401 574 852
RPM/RPR 0401 574 852
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

umicore

Press release


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C.
209
SECTION

18 May 2005

Quarterly Update

OVERVIEW

The first quarter showed a slight improvement on the business patterns seen in the second half of 2004. Revenues and margins – particularly in Zinc Specialties and to a lesser extent Advanced Materials - were, however, affected by the weaker US dollar exchange rate.

In **Advanced Materials** revenues were down by some 11% compared with the exceptionally high levels seen in the first quarter of 2004. The customer de-stocking process in rechargeable batteries continued as expected while the other businesses reported slightly lower levels of activity.

Precious Metals Products and Catalysts revenues were up by 5% year-on-year. Sales of automotive catalysts were stable while Umicore recorded growth in other key markets.

In **Precious Metals Services** revenues were up by 3% year-on-year. The availability of raw materials improved and the segment was boosted by the higher prices of certain specialty metals and the benefits of the Hanau restructuring.

The **Zinc Specialties** segment saw revenues decrease by 9% year-on-year driven primarily by the lower received zinc price in Euro.

Cash flows

Umicore generated positive cash flows during the first quarter. Contrary to typical seasonal patterns, working capital requirements were reduced.

OUTLOOK

Based on current trends, Umicore expects full year recurring EBIT to be in the range of € 205 million to €225 million.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com
Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

ADVANCED MATERIALS

Specialty Oxides and Chemicals

The de-stocking of materials with rechargeable battery manufacturers continued in the first quarter – a continuation of the trend seen in the second half of 2004. The main area where this effect was felt was in the sales of cobalt oxides to Chinese and Japanese customers. Sales volumes were down year-on-year although a slight recovery was evident compared with the second part of 2004. Sales levels of lithium cobaltite from Umicore's South Korean facility were less affected by de-stocking.

Sales of cobalt oxide for pigment applications in Europe got off to a slow start to the year although signs of improvement in volumes and premia were evident in March. Sales volumes of Umicore's cobalt salts and other chemicals showed significant growth year-on-year.

The Climeta operations were incorporated in the Specialty Oxides and Chemicals business unit from 1 January.

Engineered Metal Powders

In Tool Materials demand picked up from the previous quarter and overall deliveries were also up year-on-year. All markets performed well with South Korean tool producers maintaining high levels of demand. Overall premiums for Umicore's cobalt powders remained stable.

In primary batteries sales volumes were up year-on-year. The main driver of growth has been the Chinese domestic market supplied from Umicore's Shanghai facility.

Revenues from refining and recycling fell from the levels of the fourth quarter of 2004 as the cobalt price softened.

Electro-Optic Materials

In substrates, sales levels were down year-on-year. However, much of this effect was due to the contract re-negotiation process with major customers and deliveries reached more normalized levels in March.

In optics, sales volumes were 5% below previous year primarily as a result of a weaker US market. The project for optical night vision assemblies in cars continued to make progress towards full scale production later in 2005. Umicore's new GASIR® product was introduced to potential non-automotive customers at an optical engineering trade fair in Orlando.

Deliveries of germanium tetrachloride were up over 40% year-on-year. Over half of the volumes delivered were materials recycled for customers.

Synthetic Diamonds

The first quarter saw a year-on-year improvement in volumes and overall performance. Megapode benefited from the increased demand for drilling equipment in the oil and gas sector and was able to record general market share gains.

PRECIOUS METALS PRODUCTS AND CATALYSTS

Automotive Catalysts

The news from the automotive industry in the first quarter was discouraging especially in the United States. Although the financial position at certain OEMs has been the subject of much media attention, no significant effects on vehicle build rates have yet been experienced.

In the European Union new car registrations dropped by more than 3% while light vehicle sales in the US slowed only moderately. However, the market share loss of the large domestic OEMs continued while Asian car manufacturers continued to gain market share. The Asian market continued to expand although the level of growth was uneven. In this context overall deliveries of the business unit were stable compared with the corresponding period in 2004.

Umicore opened its new test center in Hanau on 16 February and the facility is now fully operational. The new production facility in China is scheduled to be opened in mid-June in the presence of HM King Albert II of Belgium.

Technical Materials

Overall revenues were 9% ahead of previous year. The business unit saw particularly strong growth in the sales of Platinum Engineered Materials. Revenues were up, driven primarily by strong demand from the LCD glass sector. Sales of catalyst gauzes picked up in recent months.

Revenues in Electronic Packaging Materials were slightly down compared to the same period in 2004. The general slowdown in the semiconductor and electronics sector has meant lower levels of demand for Umicore's Microbond products. However, deliveries of ball grid array products continued to grow.

Contact Materials' sales volumes and revenues were higher year-on-year and the product mix improved further. All markets performed well with the notable exception of North America. Sales of alloys at BrazeTec decreased year-on-year.

Jewellery and Electroplating

Revenues and performance in the Jewellery and Industrial Metals segments were stable at the high levels of 2004. The spring fairs for jewellery goods also showed a continuation of the positive trend especially regarding the non-European export markets.

The Electroplating segment continued to perform well, with demand from the Chinese market picking up following the Chinese New Year.

Precious Metals Chemistry

Year-to-date revenue levels were well up year-on-year for both inorganic compounds and organometallic chemicals and catalysts.

Thin Film Products

Overall sales volumes were down year-on-year but stable compared to the previous quarter. Revenues, however showed a slight improvement as the market mix evolved favourably. The Wear and Decorative Coatings segment showed strong growth from the beginning of the year. The Optics and Electronics segments were stable but the Optical Data Storage segment was characterised by strong price pressure.

PRECIOUS METALS SERVICES

The segment was boosted in the first quarter by an improved supply situation as well as the high prices of certain specialty metals.

The tightness in the supply of industrial by-products eased as anticipated. Volumes of industrial by-products received for recycling at the Hoboken plant increased both year-on-year and compared with the last quarter of 2004. This was primarily due to improvements in supply from the European lead industry.

The supply of spent automotive catalysts continued to increase. Supplies of spent petro-chemical catalysts also increased in line with the growing presence in this sector. The commercial teams at Hoboken were also successful in accessing electronic scrap, volumes of which were significantly higher than for the same period in 2004.

In terms of metal prices the performance was boosted by the high price of certain specialty metals. Umicore is a leading producer of a wide range of specialty metals that it recovers from its flowsheet at Hoboken. Demand for metals such as rhodium, selenium and indium was particularly strong during the first quarter.

In terms of comparability with the first quarter of 2004, the first three months of 2005 saw the full benefits of the integration of the refining operations in Hoboken and Hanau.

In Metals Management activity remained at a high level with good trading opportunities and favourable commercial conditions.

ZINC SPECIALTIES

Zinc Alloys

The market for concentrates remained tight during the first quarter and market treatment charges continued to soften. Sulphuric acid prices increased by some 30% year-on-year providing a significant counterbalance.

Negotiations continued concerning the planned restructuring at the French smelting operations. The production cutbacks are planned to take effect during the second half of 2005 and the market impact in terms of concentrate availability, premiums and acid prices should be positive. While the cash impact of the restructuring is likely to be neutral, a non-recurring charge relating to the restructuring will be recorded in Umicore's income statement at the end of June 2005.

In Galvanizing, deliveries of specialty alloys were some 8% down year-on-year and premiums expressed in Euro were flat. In Die-casting, sales volumes of Zamak were down 7% on previous year but up by a similar amount compared with the previous quarter. This was primarily the result of weaker market conditions in Europe.

Zinc Chemicals

In fine zinc powders, sales volumes for the quarter were up 8% compared with the same period in 2004 while premiums remained stable. The increase in deliveries of chemical-quality products was one of the main drivers for the improved volumes.

Sales volumes of zinc oxide were down by 8% year-on-year while premiums remained stable.

Building Products

Overall sales volumes were down slightly year-on-year, partly due to bad weather in January and February which delayed much construction work in Europe. Sales of pre-weathered products continued to evolve well as did the markets outside Europe.

Padaeng

Sales were in line with the same period in 2004. Exports from Thailand were down in volume terms but this was due to the lower tonnages of commodity zinc which are being supplemented by specialty alloys. As expected, the concentrates market remained tight but this had only a limited effect due to the increased output from Padaeng's own mine.

CORPORATE AND INVESTMENTS

Fuel Cells

Umicore Fuel Cells continued to develop intensive programmes for e-catalysts and MEAs with leading companies in the micro-portable, stationary power and automotive industries.

Traxys

Traxys continued to make a positive contribution and the first quarter saw a 30% improvement compared with the same period in 2004. All businesses performed well, particularly the ferro-alloys segment.

DISCONTINUED OPERATIONS

Umicore successfully completed the demerger process for its copper activities on 28 April when Umicore's shareholders gave their approval to Umicore's plans. Cumerio was listed on Euronext Brussels on 29 April. More than 20% of Cumerio's shares were traded in the first week and the price performance reflected a realistic initial reference price set by Umicore's Board of Directors. The expected flowback of Cumerio shares was more than matched by investors wishing to take a stake in the new company.

From an accounting perspective Umicore will consolidate Cumerio's results for four months of 2005 as a discontinued operation. This is in line with IFRS accounting norms and precedent established in other recent demergers.

OTHER

Hedging

In line with its hedging policy, Umicore took advantage of a rally in the zinc price during the first quarter to hedge a portion of its zinc price exposure for 2006. Approximately 30% of the exposure is covered at an average price of EUR 1,028 per tonne.

Working Capital and net financial debt

Contrary to typical seasonal patterns, working capital requirements were reduced, thereby further improving Umicore's net financial debt position. Once Cumerio completes the refinancing of remaining credit lines with Umicore (completion is anticipated by the end of June) the net financial debt position will be some €350 million lower than the equivalent figure at the end of June 2004.

IFRS

The recurring EBIT outlook provided is based on accounting norms in use at the end of 2004 in order to ensure comparability with 2004 numbers. Reported recurring EBIT figures for 2005 may be impacted by the implementation of new accounting standards including IFRS 32 and 39. Also, the recurring EBIT outlook figures do not include any contribution from 'discontinued operations', which is expected to be positive.

Shares

Umicore has created 247,200 new shares since the beginning of the year. These shares have been created as a result of the exercise of stock options with share subscription rights. At 17 May Umicore had a total of 25,702,075 shares in issue and held a total of 662,322 shares in treasury (2.6% of the total).

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com

Media:
Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com
Mr Tim WEEKES (contact details as above and for US, UK and Canadian media only)

PROFILE

Umicore is a specialty materials group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: 'materials for a better life'.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 5.7 billion in 2004 and currently employs some 13,000 people.